UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 001-36356

Nord Anglia Education, Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Level 12, St. George’s Building

2 Ice House Street

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Special Note Regarding Forward Looking Statements

This report on Form 6-K includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”).  The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent annual report on Form 20-F filed with the SEC.  These statements include, among other things, statements relating to:

•                  our future market opportunities;

•                  our goals and strategies;

•                  our competitive strengths;

•                  our future results of operations and financial condition;

•                  our future business developments; and

•                  our acquisition and expansion strategy.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report.  In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this report speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

(in $ millions, except share data)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2015	2014	2015	2014
Revenue	170.0	138.5	488.3	410.5
Cost of sales	(101.7)	(79.0)	(290.4)	(237.0)
Gross profit	68.3	59.5	197.9	173.5

Selling, general and administrative expenses	(28.1)	(23.2)	(86.6)	(65.0)
Depreciation	(0.2)	(0.6)	(0.5)	(1.1)
Amortization	(4.6)	(2.4)	(11.5)	(7.3)
Exceptional expenses	(1.8)	(94.3)	(4.5)	(96.8)
Total expenses	(34.7)	(120.5)	(103.1)	(170.2)

Operating profit	33.6	(61.0)	94.8	3.3

Finance income	0.4	0.3	1.7	1.4
Finance expense	(9.4)	(13.7)	(24.0)	(47.8)
Net finance expense	(9.0)	(13.4)	(22.3)	(46.4)

Profit/(loss) before income tax	24.6	(74.4)	72.5	(43.1)
Income tax expense	(6.7)	(9.5)	(19.9)	(22.7)
Profit/(loss) for the period	17.9	(83.9)	52.6	(65.8)

Profit/(loss) attributable to:
- Owners of the parent	17.5	(83.9)	51.9	(65.8)
- Non-controlling interest	0.4	—	0.7	—
Profit/(loss) for the period	17.9	(83.9)	52.6	(65.8)

Earnings/(loss) per ordinary share(1) (in dollars)
Basic	0.18	(0.93)	0.53	(0.81)
Diluted	0.18	(0.93)	0.53	(0.81)

(1) Earnings/(loss) per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended May 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 98.8 million and 98.9 million ordinary shares, respectively. For the three months ended May 31, 2014 the basic and diluted weighted average ordinary shares outstanding were 90.5 million and 90.7 million ordinary shares, respectively. For the nine months ended May 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 98.1 million and 98.2 million ordinary shares, respectively.  For the nine months ended May 31, 2014 the basic and diluted weighted average ordinary shares outstanding were 80.8 million and 81.3 million ordinary shares, respectively.

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)
(in $ millions)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2015	2014	2015	2014
Profit/(loss) for the period from continuing operations	17.9	(83.9)	52.6	(65.8)

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligations on defined benefit pension plans	(1.1)	(0.4)	(5.7)	(0.8)

Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences	0.9	(5.3)	(21.4)	(8.5)
Other comprehensive loss for the period, net of income tax	(0.2)	(5.7)	(27.1)	(9.3)
Total comprehensive income/(loss) for the period	17.7	(89.6)	25.5	(75.1)

Attributable to:
- Owners of the parent	17.3	(89.6)	24.8	(75.1)
- Non-controlling interests	0.4	—	0.7	—
Total comprehensive income for the period	17.7	(89.6)	25.5	(75.1)

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(in $ millions)

	May 31, 2015	August 31, 2014
Non-current assets
Property, plant and equipment	148.4	140.1
Intangible assets	948.8	801.5
Investments in jointly controlled entities	0.5	0.5
Trade and other receivables	34.9	9.2
Deferred tax assets	19.1	20.9
	1,151.7	972.2

Current assets
Tax receivable	0.6	1.6
Trade and other receivables	51.9	94.8
Cash and cash equivalents	142.6	166.2
	195.1	262.6
Total assets	1,346.8	1,234.8

Current liabilities
Other interest-bearing loans and borrowings	(29.7)	(23.2)
Trade and other payables	(252.1)	(387.7)
Provisions for other liabilities and charges	(0.3)	(0.5)
Current tax liabilities	(10.9)	(1.7)
	(293.0)	(413.1)

Non-current liabilities
Other interest-bearing loans and borrowings	(640.1)	(499.2)
Other payables	(81.1)	(55.9)
Retirement benefit obligations	(27.6)	(25.8)
Provisions for other liabilities and charges	(1.2)	(1.2)
Deferred tax liabilities	(59.2)	(45.5)
	(809.2)	(627.6)
Total liabilities	(1,102.2)	(1,040.7)

Net assets	244.6	194.1
Equity attributable to equity holders of the parent
Share capital	1.0	1.0
Share premium	618.0	597.1
Other reserves	12.9	10.3
Currency translation reserve	(22.5)	(1.1)
Shareholders’ deficit	(365.3)	(413.2)
	244.1	194.1
Non-controlling Interest	0.5	—
Total shareholders’ funds	244.6	194.1

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)
(in $ millions)

	Attributable to owners of the parent
	Share capital	Share premium	Other reserves	Currency translation reserve	Shareholder’s deficit	Total	Non- controlling interest	Total equity
Balance as at September 1, 2014	1.0	597.1	10.3	(1.1)	(413.2)	194.1	—	194.1
Profit for the period	—	—	—	—	51.9	51.9	0.7	52.6
Remeasurement of retirement benefit obligations	—	—	—	—	(5.7)	(5.7)	—	(5.7)
Other comprehensive loss	—	—	—	(21.4)	—	(21.4)	—	(21.4)
Total comprehensive (loss)/profit for the period	—	—	—	(21.4)	46.2	24.8	0.7	25.5
Proceeds from shares issued	0.0	21.0	—	—	—	21.0	—	21.0
Equity-settled share based payment transactions	—	—	—	—	1.8	1.8	—	1.8
Share options exercised	—	0.3	—	—	—	0.3	—	0.3
Acquisition of non-controlling interest	—	—	—	—	—	—	(0.2)	(0.2)
Transaction costs recognized directly in equity	—	(0.4)	—	—	—	(0.4)	—	(0.4)
Dividends	—	—	—	—	(0.1)	(0.1)	—	(0.1)
Debentures issued	—	—	2.6	—	—	2.6	—	2.6
Total contributions by and distributions to owners	0.0	20.9	2.6	—	1.7	25.2	(0.2)	25.0
Balance at May 31, 2015	1.0	618.0	12.9	(22.5)	(365.3)	244.1	0.5	244.6

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(in $ millions)

	Three Months Ended May 31,		Nine Months Ended May 31,
	2015	2014	2015	2014
Cash generated from operations	54.6	31.4	9.2	10.3
Interest paid	(7.6)	(33.1)	(20.1)	(66.9)
Tax paid	(5.5)	(5.0)	(14.2)	(18.1)
Net cash from/(used in) in operating activities	41.5	(6.7)	(25.1)	(74.7)

Net cash used in investing activities	(119.9)	(25.9)	(139.5)	(40.2)

Net cash from financing activities	123.6	70.2	152.9	81.0

Net increase/(decrease) in cash and cash equivalents	45.2	37.6	(11.7)	(33.9)

Cash and cash equivalents at beginning of the period	97.3	102.9	166.2	171.1

Exchange gains/(losses) on cash and cash equivalents	0.1	(2.3)	(11.9)	1.0

Cash and cash equivalents at end of the period	142.6	138.2	142.6	138.2

KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL DATA

Key Operating Data

We use the following key operating metrics to manage our schools: full-time equivalent students (“FTEs”), capacity, utilization and revenue per FTE. We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools. The table below sets out our key operating data for the indicated periods:

	Three Months Ended May 31,		Nine Months Ended May 31,
	2015	2014	2015	2014

Full-time equivalent students (average for the period)(1)
China	5,300	4,859	5,222	4,828
Europe	4,654	4,532	4,619	4,512
Middle East/South East Asia	11,135	5,495	9,448	5,141
North America	2,843	2,767	2,811	2,739
Total	23,932	17,653	22,100	17,220

Capacity (average for the period)(2)
China	7,756	6,964	7,756	6,964
Europe	6,084	5,322	6,084	5,322
Middle East/South East Asia	16,939	6,191	13,405	5,858
North America	3,760	3,760	3,760	3,760
Total	34,539	22,237	31,005	21,904

Utilization (average for the period)(3)
China	68%	70%	67%	69%
Europe	76%	85%	76%	85%
Middle East/South East Asia	66%	89%	70%	88%
North America	76%	74%	75%	73%
Total	69%	79%	71%	79%
Revenue per FTE (in $ thousands)(4)
China	10.0	9.9	30.7	30.0
Europe	8.0	8.8	24.9	26.6
Middle East/South East Asia	4.9	4.6	14.8	13.8
North America	7.7	7.4	23.0	22.4
Total	7.0	7.6	21.7	23.1

(1)  We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(3)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)  We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

	Three Months Ended May 31,		% Variance
				Constant
$ millions	2015	2014	Reported	Currency
Revenue (segment)

Premium Schools
China	53.2	48.0	11.0%	10.5%
Europe	37.4	40.0	(6.6)%	7.2%
ME/SEA	55.1	25.1	119.4%	120.8%
North America	21.9	20.6	6.4%	6.4%
Total Premium Schools	167.6	133.7	25.4%	30.3%
Other	2.4	4.8	(50.2)%	(46.0)%
Total Revenue	170.0	138.5	22.7%	27.8%

Adjusted EBITDA (segment)

Premium Schools
China	25.8	24.7	4.2%	3.9%
Europe	7.5	9.1	(17.7)%	(7.1)%
ME/SEA	14.9	7.5	99.3%	100.2%
North America	8.2	7.8	4.3%	4.3%
Total Premium Schools	56.4	49.1	14.6%	17.0%
Other	0.3	1.7	(84.0)%	(82.7)%
Central and regional expenses	(6.6)	(6.0)	8.5%	11.8%
Adjusted EBITDA	50.1	44.8	11.7%	14.0%
Adjusted Net Income	23.6	14.5	62.5%

	Nine Months Ended May 31,		% Variance
				Constant
$ millions	2015	2014	Reported	Currency
Revenue (segment)

Premium Schools
China	160.3	144.7	10.8%	11.7%
Europe	114.8	120.0	(4.3)%	6.4%
ME/SEA	139.4	71.1	96.2%	97.2%
North America	64.6	61.2	5.4%	5.4%
Total Premium Schools	479.1	397.0	20.7%	25.0%
Other	9.2	13.5	(31.6)%	(28.1)%
Total Revenue	488.3	410.5	19.0%	23.3%

Adjusted EBITDA (segment)

Premium Schools
China	77.4	71.0	9.0%	9.8%
Europe	23.2	27.7	(16.2)%	(8.7)%
ME/SEA	38.3	19.9	92.7%	93.1%
North America	23.3	23.3	0.0%	0.0%
Total Premium Schools	162.2	141.9	14.3%	16.7%
Other	1.1	2.7	(61.2)%	(60.0)%
Central and regional expenses	(21.4)	(18.5)	15.6%	17.9%
Adjusted EBITDA	141.9	126.1	12.5%	14.9%
Adjusted Net Income	69.5	37.9	83.5%

We use EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit as supplemental financial measures of our operating performance. We define EBITDA as (loss)/profit for the period plus income tax expense, net financing (expense)/income, exceptional items, impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below.  We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period.  We define Adjusted Cost of Sales as cost of sales excluding Premium School land and building operating lease costs and depreciation charges arising from tangible assets owned by Premium Schools, and we define Adjusted Gross Profit as revenue less Adjusted Cost of Sales.  EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings per Ordinary Share, Adjusted Cost of Sales and Adjusted Gross Profit presented herein may not be comparable to similarly titled measures presented by other companies.

Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS

	Three Months Ended		Nine Months Ended
(Unaudited)	May 31,		May 31,
$ millions	2015	2014	2015	2014

Revenue	170.0	138.5	488.3	410.5
Cost of sales	(101.7)	(79.0)	(290.4)	(237.0)
Rent Premium Schools	14.4	11.6	39.3	34.7
Depreciation Premium Schools	7.7	6.3	22.2	16.5
Adjusted Cost of Sales	(79.6)	(61.1)	(228.9)	(185.8)
Adjusted Gross Profit	90.4	77.4	259.4	224.7

Profit/(loss) for the period	17.9	(83.9)	52.6	(65.8)
Income tax expense	6.7	9.5	19.9	22.7
Net financing expense	9.0	13.4	22.3	46.4
Exceptional items(1)	1.8	94.3	4.5	96.8
Amortization	4.6	2.4	11.5	7.3
Depreciation(2)	7.9	6.9	22.7	17.6
EBITDA	47.9	42.6	133.5	125.0

Loss on disposal of property, plant and equipment	0.1	—	0.4	—
FX loss/(gain)(3)	(0.2)	2.0	4.4	(2.7)
Share based payments(4)	0.9	0.0	2.1	2.5
Management fees(5)	—	0.2	—	1.2
Julliard roll-out program(6)	0.2	—	0.2	—
China expat taxes(7)	1.1	—	1.1	—
Other	0.1	(0.0)	0.2	0.1
Adjusted EBITDA	50.1	44.8	141.9	126.1

Depreciation	(7.9)	(6.9)	(22.7)	(17.6)
Net financing expense	(9.0)	(13.4)	(22.3)	(46.4)
Income tax expense	(6.7)	(9.5)	(19.9)	(22.7)
Tax adjustments(8)	(2.5)	(0.5)	(6.8)	(1.5)
Non-controlling interest	(0.4)	—	(0.7)	—
Adjusted Net Income	23.6	14.5	69.5	37.9

Adjusted earnings per ordinary share(9) (in $)
Basic	0.24	0.16	0.71	0.47
Diluted	0.24	0.16	0.71	0.47

(1) Exceptional expenses primarily related to the acquisition of schools, including associated transaction and integration costs.

(2) Includes depreciation expense on our Premium Schools which is included in cost of sales.

(3)  Represents foreign currency translational loss/(gain) primarily associated with our inter-company balances.

(4)  Represents non-cash charges associated with equity investments in our company by members of management.

(5)  Represents management fees paid to Premier Education Holdings Ltd.

(6)  Represents costs associated with rolling-out the Julliard program to the pilot schools.

(7)  Represents costs associated with expat taxes levied on teacher salaries relating to the period prior to the year-ended 31 August 2014.

(8)  Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income.

(9)  Adjusted EPS is calculated by dividing Adjusted Net Income for the period by the weighted average ordinary shares outstanding for the period.  For the three months ended May 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 98.8 million and 98.9 million ordinary shares, respectively. For the three months ended May 31, 2014 the basic and diluted weighted average ordinary shares outstanding were 90.5 million and 90.7 million ordinary shares. For the nine months ended May 31, 2015 the basic and diluted weighted average ordinary shares outstanding were 98.1 million and 98.2 million ordinary shares, respectively.  For the nine months ended May 31, 2014 the basic and diluted weighted average ordinary shares outstanding were 80.8 million and 81.3 million ordinary shares, respectively.

Change in Accounting Policy Table

Beginning the second quarter of fiscal 2015, Nord Anglia Education changed its accounting policy for expenses in respect of Premium School land and building operating leases and depreciation charges arising from tangible assets owned by Premium Schools. These expenses are now treated as a direct cost and are included in cost of sales. Previously, such expenses were recognized as part of SG&A. The tables below reflect the changes in accounting policy for the indicated periods.

	Three Months Ended May 31, 2014,
	As previously reported	As revised	Difference
Cost of sales	(61.1)	(79.0)	(17.9)
Gross profit	77.4	59.5	(17.9)
Selling, general and administrative expenses	(34.8)	(23.2)	11.6
Depreciation	(6.9)	(0.6)	6.3
Amortization	(2.4)	(2.4)	—
Exceptional expenses	(94.3)	(94.3)	—
Operating loss	(61.0)	(61.0)	—

	Nine Months Ended May 31, 2014,
	As previously reported	As revised	Difference
Cost of sales	(185.8)	(237.0)	(51.2)
Gross profit	224.7	173.5	(51.2)
Selling, general and administrative expenses	(99.7)	(65.0)	34.7
Depreciation	(17.6)	(1.1)	16.5
Amortization	(7.3)	(7.3)	—
Exceptional expenses	(96.8)	(96.8)	—
Operating profit	3.3	3.3	—

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our unaudited consolidated financial statements as of and for the three and nine months ended May 31, 2015 and 2014 included elsewhere in this Form 6-K.  The unaudited consolidated financial statements as of and for the three and nine months ended May 31, 2015 and 2014 included in this Form 6-K were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) but are not intended to comply with IAS 34 as issued by the IASB and therefore do not include explanatory notes. Our historical operating results for the three and nine months ended May 31, 2015 are not necessarily indicative of our results for the fiscal year ending August 31, 2015 or any future fiscal period. This discussion contains forward-looking statements relating to events that involve risks and uncertainties. Actual results could differ materially from those projected in forward-looking statements. See “Special Note Regarding Forward Looking Statements.”

Overview

Nord Anglia Education is the world’s leading operator of premium international schools. We educate over 32,000 FTEs from kindergarten through the end of secondary school (“K-12”) at our 41 premium international schools in China, Europe, the Middle East and Southeast Asia (“ME/SEA”) and North America.  At the end of the 2014/2015 academic year in June 2015, we had 32,052 FTEs and total capacity of 45,919 seats, representing a utilisation rate of 70%.

Recent Developments

On June 25, 2015, we completed the acquisition of six schools from Meritas LLC and certain affiliates, comprising three schools in the U.S., one school in Mexico, one school in Switzerland and one school in China, for a net cash consideration of $534 million. In addition, $25 million of deferred consideration is expected to be paid in 2015.

We funded the acquisition through a combination of net proceeds from an ordinary shares offering, incremental borrowings under our secured term loan facility, and new senior secured notes issuance as follows:

•                  on June 16, 2015, we completed a public offering of 5,260,000 ordinary shares at $24 per share;

•                  on June 25, 2015, we incurred incremental loans of $240 million under our senior secured credit facilities; and

•                  on June 25, 2015, we issued CHF200 million in aggregate principal amount of 5.750% senior secured notes due 2022.

The Meritas schools combined had approximately 8,083 FTEs with total capacity of 11,380 seats as of May 1, 2015. In the fiscal year ended June 30, 2014, the schools generated average revenue per FTE of approximately $26,900.

The table below provides additional information on the six schools acquired from Meritas:

School	Location	Founded	Day / Boarding
The Village School	Houston, Texas, USA	1966	Day and Boarding
North Broward Preparatory School	Coconut Creek, Florida, USA	1957	Day and Boarding
Windermere Preparatory School	Windermere, Florida, USA	2000	Day and Boarding
Instituto San Roberto	Monterrey, Mexico	1982	Day
College du Leman	Geneva, Switzerland	1960	Day and Boarding
Leman International School	Chengdu, PRC	2009	Day

Results of Operations

The following tables set forth income statement data as a percentage of revenue for the three and nine months ended May 31, 2015 and 2014:

	Three Months Ended May 31,
	2015		2014
	$ millions	% Revenue	$ millions	% Revenue
Revenue	170.0	100.0	138.5	100.0
Cost of sales	(101.7)	(59.8)	(79.0)	(57.0)
Gross profit	68.3	40.2	59.5	43.0
Selling, general and administrative expenses	(28.1)	(16.6)	(23.2)	(16.8)
Depreciation	(0.2)	(0.1)	(0.6)	(0.4)
Amortization	(4.6)	(2.6)	(2.4)	(1.7)
Exceptional items	(1.8)	(1.1)	(94.3)	(68.1)
Total expenses	(34.7)	(20.4)	(120.5)	(87.0)
Operating profit/(loss)	33.6	19.8	(61.0)	(44.0)

Finance income	0.4	0.2	0.3	0.2
Finance expense	(9.4)	(5.5)	(13.7)	(9.9)
Net financing expense	(9.0)	(5.3)	(13.4)	(9.7)

Profit/(loss) before tax	24.6	14.5	(74.4)	(53.7)
Income tax expense	(6.7)	(4.0)	(9.5)	(6.9)
Profit for the period	17.9	10.5	(83.9)	(60.6)
Adjusted EBITDA	50.1	29.4	44.8	32.3
Adjusted Net Income	23.6	13.9	14.5	10.5

	Nine Months Ended May 31,
	2015		2014
	$ millions	% Revenue	$ millions	% Revenue
Revenue	488.3	100.0	410.5	100.0
Cost of sales	(290.4)	(59.5)	(237.0)	(57.7)
Gross profit	197.9	40.5	173.5	42.3
Selling, general and administrative expenses	(86.6)	(17.7)	(65.0)	(15.8)
Depreciation	(0.5)	(0.1)	(1.1)	(0.3)
Amortization	(11.5)	(2.4)	(7.3)	(1.8)
Exceptional items	(4.5)	(0.9)	(96.8)	(23.6)
Total expenses	(103.1)	(21.1)	(170.2)	(41.5)
Operating profit	94.8	19.4	3.3	0.8

Finance income	1.7	0.3	1.4	0.3
Finance expense	(24.0)	(4.9)	(47.8)	(11.6)
Net financing expense	(22.3)	(4.6)	(46.4)	(11.3)

Profit/(loss) before tax	72.5	14.8	(43.1)	(10.5)
Income tax expense	(19.9)	(4.0)	(22.7)	(5.5)
Profit/(loss) after income tax	52.6	10.8	(65.8)	(16.0)
Adjusted EBITDA	141.9	29.1	126.1	30.7
Adjusted Net Income	69.5	14.2	37.9	9.2

Three months ended May 31, 2015 compared to three months ended May 31, 2014

Revenue

Revenue increased $31.5 million, or 22.7% (27.8% on a constant currency basis), from $138.5 million for the three months ended May 31, 2014 to $170.0 million for the three months ended May 31, 2015.  The increase was primarily due to higher revenues from our premium schools, partly offset by the impact of the strengthening US dollar on our premium schools revenue and a decrease in other revenue.

Revenue from our premium schools increased 25.4% (30.3% on a constant currency basis) from $133.7 million in the three months ended May 31, 2014 to $167.6 million in the same period in 2015.  This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Singapore, Cambodia and Vietnam. The most significant foreign exchange impact was experienced in Europe where revenue from premium schools decreased by 6.6% (on a constant currency basis this would have been an increase of 7.2%). For the three months to May 31, 2015, $23.5 million of our premium schools revenue was attributable to the schools we acquired in Singapore, Cambodia and Vietnam.

Other revenue decreased 50.2% from $4.8 million in the three months ended May 31, 2014 to $2.4 million in the same period in 2015.  The decrease was mainly due to the completion of our learning services contract in Malaysia and the termination of a learning services contract in the UK which ended in February 2015.

Cost of Sales

Cost of sales increased $22.7 million, or 28.8% (35.1% on a constant currency basis), from $79.0 million for the three months ended May 31, 2014 to $101.7 million for the same period in 2015.  The increase was primarily due to direct costs associated with increased FTEs across our schools, particularly in ME/SEA, the number of teachers added as a result of the schools we acquired in Singapore, Cambodia and Vietnam and the schools we opened in Hong Kong and Dubai and the additional rent and depreciation on those schools.

Adjusted cost of sales increased $18.5 million, or 30.3%, from $61.1 million for the three months ended May 31, 2014 to $79.6 million for the same period in 2015.

Gross Profit

Gross profit increased $8.8 million, or 14.7% (18.3% on a constant currency basis), from $59.5 million for the three months ended May 31, 2014 to $68.3 million for the same period in 2015, resulting in a gross profit margin of 40.2% for the three months ended May 31, 2015 compared to 43.0% for the same period in 2014. The reduction in margin was largely due to the impact of stronger growth in the lower margin ME/SEA region and the adverse impact of the loss-making schools opened in Dubai and Aubonne, Switzerland partly offset by price increases in excess of our cost inflation.

Adjusted gross profit increased $13.0 million, or 16.8%, from $77.4 million for the three months ended May 31, 2014 to $90.4 million for the same period in 2015, resulting in an adjusted gross profit margin of 53.2% for the three months ended May 31, 2015 compared to 55.9% for the same period in 2014.

Selling, General and Administrative Expenses (“SGA”)

SGA expenses increased $4.9 million, or 20.9% (23.1% on a constant currency basis), from $23.2 million for the three months ended May 31, 2014 to $28.1 million for the same period in 2015.  SGA expenses can include charges such as non-cash foreign exchange gains/losses, loss on disposal of property, plant and equipment, share-based payments, management fees and other non-recurring items.  Adjusting for these items (see the itemized adjustments in the Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS table for relevant amounts), SGA expenses would have been $25.9 million for the three months ended May 31, 2015 compared to $21.0 million for the same period in 2014, an increase of 23.3%.

Depreciation & Amortization Expenses

Depreciation expense was $0.2 million for the three months ended May 31, 2015 compared to $0.6 million for the same period in 2014.

Amortization expense on intangible assets totalled $4.6 million for the three months ended May 31, 2015 compared to $2.4 million for the same period in 2014 due to the impact of the Singapore, Cambodia and Vietnam acquisitions.

Exceptional Expense

Exceptional expense was $1.8 million for the three months ended May 31, 2015 compared to $94.3 million for the three months ended May 31, 2014. In the three months ended May 31, 2015, exceptional expense was primarily related to the costs associated with acquiring schools. In the same period in 2014, exceptional expense reflected the impact of our IPO and refinancing completed during the quarter, including charges of $89.9 million related to the redemption of our outstanding notes (including the release of $12.9 million of prepaid costs) as well as a $15.0 million charge for a termination fee paid to Premier Education Holdings on the cancellation of a professional services and consultancy agreement, partly offset by the waiver of a balance due to Premier Education Holdings of $18.0 million. We also incurred an exceptional charge of $2.5 million in connection with the transfer of our transactional banking and revolving credit facility from Barclays Bank PLC to HSBC.

Net Financing Expense

Net financing expense decreased by $4.4 million from $13.4 million for the three months ended May 31, 2014 to $9.0 million for the three months ended May 31, 2015, reflecting the reduced interest expense on our term loan facility, under which $515.0 million was drawn on completion of our initial public offering in March 2014 and and additional $150 million was drawn on March 2, 2015 in connection with the BIS Vietnam acquisition, compared to the interest expense on our 10.25% senior secured notes and 8.50%/9.50% PIK toggle notes, both of which were fully redeemed as of April 14, 2014 using borrowings under our term loan facility and proceeds from our IPO.

Income Tax Expense

We recorded an income tax expense of $6.7 million for the three months ended May 31, 2015 compared to $9.5 million for the same period in 2014, resulting in an effective tax rate for the three months ended May 31, 2015 of 27.5%.

Profit for the Period

As a result of the foregoing, our profit for the period attributable to the owners of the parent increased by $101.4 million from a loss of $83.9 million for the three months ended May 31, 2014 to a profit of $17.5 million for the same period in 2015.

Adjusted EBITDA

Adjusted EBITDA increased by $5.3 million, or 11.7% (14.0% on a constant currency basis), from $44.8 million for the three months ended May 31, 2014 to $50.1 million for the same period in 2015, due to growth in FTEs, tuitions fee increases and the impact of the Singapore, Cambodia and Vietnam acquisitions. The increase was less than the revenue increase primarily due to the adverse impact of the loss-making greenfield schools opened in Dubai and Aubonne in September 2014.

Adjusted Net Income

Adjusted net income increased by $9.1 million from $14.5 million for the three months ended May 31, 2014 to $23.6 million for the same period in 2015. This increase was primarily due to Adjusted EBITDA increase plus the $4.4 million reduction in our interest charge detailed above.

Nine months ended May 31, 2015 compared to nine months ended May 31, 2014

Revenue

Revenue increased $77.8 million, or 19.0% (23.2% on a constant currency basis), from $410.5 million for the nine months ended May 31, 2014 to $488.3 million for the nine months ended May 31, 2015.  The increase was primarily due to higher revenues from our premium schools, partly offset by the impact of the strengthening US dollar on our premium schools revenue and a decrease in other revenue.

Revenue from our premium schools increased 20.7% (25.0% on a constant currency basis) from $397.0 million in the nine months ended May 31, 2014 to $479.1 million in the same period in 2015.  This increase was primarily due to increases in FTEs and tuition fees and the impact of the schools we acquired in Singapore, Cambodia and Vietnam. The most significant foreign exchange impact was experienced in Europe where revenue from premium schools decreased by 4.3% (on a constant currency basis this would have been an increase of 6.4%). For the nine months to May 31, 2015, $47.5 million of our premium schools revenue was attributable to the schools we acquired in Singapore, Cambodia and Vietnam.

Other revenue decreased 31.6% from $13.5 million in the nine months ended May 31, 2014 to $9.2 million in the same period in 2015.  The decrease was mainly due to the completion of our learning services contract in Malaysia and the termination of a contract in the UK which ended in February 2015.

Cost of Sales

Cost of sales increased $53.4 million, or 22.5% (27.7% on a constant currency basis), from $237.0 million for the nine months ended May 31, 2014 to $290.4 million for the same period in 2015.  The increase was primarily due to direct costs associated with increased FTEs across our schools, particularly in the Middle East and South East Asia, the number of teachers added as a result of the schools we acquired in Singapore, Cambodia and Vietnam and the schools we opened in Aubonne, Hong Kong and Dubai and the additional rent and depreciation on those schools.

Adjusted cost of sales increased $43.1 million, or 23.2%, from $185.8 million for the nine months ended May 31, 2014 to $228.9 million for the same period in 2015.

Gross Profit

Gross profit increased $24.4 million, or 14.1% (17.4% on a constant currency basis), from $173.5 million for the nine months ended May 31, 2014 to $197.9 million for the same period in 2015, resulting in a gross profit margin of 40.5% for the nine months ended May 31, 2015 compared to 42.3% for the same period in 2014. The reduction in margin was largely due to the impact of stronger growth in the lower margin ME/SEA region and the adverse impact of the loss-making schools opened in Dubai and Aubonne partly offset by price increases in excess of our cost inflation.

Adjusted gross profit increased $34.7 million, or 15.4%, from $224.7 million for the nine months ended May 31, 2014 to $259.4 million for the same period in 2015, resulting in an adjusted gross profit margin of 53.1% for the nine months ended May 31, 2015 compared to 54.7% for the same period in 2014.

Selling, General and Administrative Expenses

SGA expenses increased $21.6 million, or 33.1% (38.8% on a constant currency basis), from $65.0 million for the nine months ended May 31, 2014 to $86.6 million for the same period in 2015.  SGA expenses include charges such as non-cash foreign exchange gains/losses, loss on disposal of property, plant and equipment, share-based payments, management fees and other non-recurring items. Adjusting for these items (see the itemized adjustments in the Reconciliation of Adjusted Cost of Sales, Adjusted Gross Profit, EBITDA, Adjusted EBITDA Adjusted Net Income and Adjusted EPS table for relevant amounts), SGA expenses would have been $78.2 million for the nine months ended May 31, 2015 compared to $63.9 million for the same period in 2014, an increase of 22.4%.

Depreciation & Amortization Expenses

Depreciation expense was $0.5 million for the nine months ended May 31, 2015 compared to $1.1 million for the same period in 2014.

Amortization expense on intangible assets totalled $11.5 million for the nine months ended May 31, 2015 compared to $7.3 million for the same period in 2014 due to the impact of the acquisitions mentioned above.

Exceptional Expense

Exceptional expense was $4.5 million for the nine months ended May 31, 2015 compared to $96.8 million for the nine months ended May 31, 2014. In the nine months ended May 31, 2015, exceptional expense primarily related to the costs associated with acquiring schools. In the same period in 2014, exceptional expense included the impact of our IPO and refinancing (see Exceptional Expense for the three months ended May 31, 2015 above).

Net Financing Expense

Net financing expense decreased by $24.1 million from $46.4 million for the nine months ended May 31, 2014 to $22.3 million for the nine months ended May 31, 2015, reflecting the reduced interest expense on our term loan facility (see Net Financing Expense for the three months ended May 31, 2015 above).

Income Tax Expense

We recorded an income tax expense of $19.9 million for the nine months ended May 31, 2015 compared to $22.7 million for the same period in 2014, resulting in an effective tax rate for the nine months ended May 31, 2015 of 27.5%.

Profit for the Period

As a result of the foregoing, our profit for the period attributable to the owners of the parent increased by $117.7 million from a loss of $65.8 million for the nine months ended May 31, 2014 to a profit of $51.9 million for the same period in 2015.

Adjusted EBITDA

Adjusted EBITDA increased by $15.8 million, or 12.5% (14.9% on a constant currency basis), from $126.1 million for the nine months ended May 31, 2014 to $141.9 million for the same period in 2015, due to growth in FTEs, tuitions fee increases and the impact of the Singapore, Cambodia and Vietnam acquisitions. The increase was less than the revenue increase primarily due to the adverse impact of the loss-making greenfield schools opened in Dubai and Aubonne in September 2014.

Adjusted Net Income

Adjusted net income increased by $31.6 million from $37.9 million for the nine months ended May 31, 2014 to $69.5 million for the same period in 2015. This increase was primarily due to Adjusted EBITDA increase plus the $24.1 million reduction in our interest charge detailed above.

Liquidity and capital resources

Our on-going operations require the availability of cash to service debt, fund working capital needs, fund maintenance and capacity-expansion capital expenditure and expenses associated with the acquisition of schools (if any).

The following table sets forth certain information relating to our cash flows:

	Nine Months Ended May 31,
$ millions	2015	2014
Net cash used in operating activities	(25.1)	(74.7)
Net cash used in investing activities	(139.5)	(40.2)
Net cash generated from financing activities	152.9	81.0
Cash and cash equivalents (end of period)	142.6	138.2

Net Cash used in Operating Activities

Cash used in operating activities was $25.1 million for the nine months ended May 31, 2015, compared to $74.7 million for the same period in 2014.  Cash generated from operations decreased by $1.1 million from $10.3 million for the nine months ended May 31, 2014 to $9.2 million for the same period in 2015.  Interest paid decreased from $66.9 million to $20.1 million and tax paid decreased from $18.1 million to $14.2 million for the nine months ended May 31, 2014 and 2015 respectively.  The outflows were in line with expectations.

Net Cash used in Investing Activities

Cash used in investing activities increased from $40.2 million for the nine months ended May 31, 2014 to $139.5 million for the same period in 2015.  The increase was primarily attributable to the acquisition of BIS Vietnam for $108.9 million (net of cash acquired) in the nine months ended May 31, 2015 compared to the acquisition of our school in Singapore for $15.4 million in the same period in 2014.  Capital expenditure increased $6.8 million from $25.3 million in the nine months ended May 31, 2014 to $32.1 million in the nine months ended May 31, 2015. This increase in capital expenditure reflected the impact of the increase in the number of schools following our acquisitions in Singapore, Cambodia and Vietnam, the refurbishment expenditure on our new school in Hong Kong and the fit-out costs of our new schools in Aubonne and Dubai, which opened in September 2014.

Net Cash from Financing Activities

Cash from financing activities was $152.9 million for the nine months ended May 31, 2015 compared to $81.0 million for the same period in 2014.  The inflow for the nine months ended May 31, 2015 was primarily due to $150.0 million of incremental loans under our existing secured term loan facility and the drawdown of $5.0 million on our revolving credit facility.  The inflow for the nine months ended May 31, 2014 of $81.0 million was primarily due to the IPO proceeds net of fees and expenses (including the make whole premium paid on redemption of our notes) and the drawdown of our TLB loan of $515.0 million, offset by the redemption of $640.0 million principal amount of notes and the payment of $63.5 million to redeem preference shares on completion of our IPO.

Debt

The following table sets forth our outstanding long-term debt as of the dates indicated.

$ millions	May 31, 2015	August 31, 2014
Term Loan	644.8	502.4
Revolving Credit Facility	25.0	20.0
Total debt	669.8	522.4
Less current maturities	(29.7)	(23.2)
Long-term debt	640.1	499.2

On March 2, 2015, we incurred an incremental $150.0 million principal amount of term loan pursuant to an amendment of our senior secured credit facilities. $112.2 million of the amount borrowed was used to partially fund our acquisition of BIS Vietnam.

On June 25, 2015, we incurred incremental term loans of $240 million pursuant to an amendment and restatement of our senior secured credit facilities.  Term loans under our amended and restated senior secured credit facilities bear interest based on LIBOR (subject to a 1.00% interest rate floor) plus a margin percentage of 4.00% per annum, with a step down to 3.75% per annum if total net leverage ratio is less than or equal to 4.5x.  Revolving loans bear interest at LIBOR plus a margin ranging from 2.75% to 3.75% (currently 3.75%) depending on our total net leverage ratio as set forth below:

Total Net Leverage Ratio	Applicable Margin
> 4.50:1.00	3.75%
< 4.50:1.00 > 3.50:1.00	3.50%
< 3.50:1.00 > 3.00:1.00	3.25%
< 3.00:1.00 > 2.50:1.00	3.00%
< 2.50:1.00	2.75%

On June 25, 2015, we issued CHF200 million in aggregate principal amount of 5.750% senior secured notes due 2022. The issuer of the notes and the borrower under the senior secured credit facilities is a U.S. domestic limited liability company wholly owned by us.  The notes and the borrowings under our senior secured credit facilities are guaranteed by us and certain of our subsidiaries and are secured by collateral primarily consisting of share pledges and security interests in assets of certain subsidiaries.  The collateral is shared between holders of the notes and lenders under our senior secured credit facilities on an equal and ratable basis.

At any time prior to July 15, 2018, we may, subject to certain exceptions, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 105.750 % of their principal amount, plus accrued and unpaid interest to the redemption date, with the net proceeds of certain equity offerings.

At any time prior to July 15, 2018, we may, on any one or more occasions, at our option redeem all or part of the notes, at a redemption price equal to 100% of the principal amount of the notes, plus an applicable redemption premium and accrued and unpaid interest to the redemption date.

At any time on or after July 15, 2018 and prior to maturity, we may on any one or more occasions at our option redeem all or part of the notes, subject to certain conditions, at the redemption prices set forth below, plus accrued and unpaid interest to the redemption date.

Year	Redemption Price
2018	102.875%
2019	101.438%
2020 and thereafter	100.000%

We may redeem all, but not less than all, of the notes at a redemption price equal to 100% of the principal amount of the notes outstanding plus accrued and unpaid interest upon the occurrence of certain changes in applicable tax law.

For purposes of the indenture governing the notes, the below sets forth the calculations of our “Consolidated EBITDA” and “Consolidated Interest Expense” (each as defined in the indenture) for the four quarters ended May 31, 2015, after giving effect on a pro forma basis to acquisitions and related financings that occurred since May 1, 2014:

Twelve Months Ended May 31,
$ millions	2015

Adjusted EBITDA(1)	143.1
Interest Income	2.3
Consolidated EBITDA	145.4
Full year impact of acquisitions and synergies(2)	66.4
Consolidated EBITDA (adjusted for the full year impact of acquisitions)	211.8
Consolidated Interest Expense (on a pro forma basis)(3)	67.4

(1) Adjusted EBITDA for the four quarters ended May 31, 2015 is determined by adding Adjusted EBITDA for the fiscal year ended August 31, 2014 and Adjusted EBITDA for the nine months ended May 31, 2015 and subtracting Adjusted EBITDA for the nine months ended May 31, 2014.

(2) Incorporates the full twelve-month period historical financial results of our school in Cambodia, BIS Vietnam and the Meritas Schools and estimated cost synergies in connection with the Meritas Schools acquisition.

(3) Gives effect to incremental loans of $390 million under our senior secured credit facilities and our CHF200 million senior secured notes, which financed our acquisition of BIS Vietnam and the Meritas schools, as if they were incurred at the beginning of the four quarters ended May 31, 2015.

Our senior secured credit facilities and the indenture governing the notes contain a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

•                  incur additional debt;

•                  pay dividends or make other distributions or repurchase or redeem our shares;

•                  make investments; sell assets, including capital stock of subsidiaries;

•                  enter into agreements restricting our subsidiaries’ ability to pay dividends;

•                  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•                  enter into sale and leaseback transactions;

•                  enter into transactions with our affiliates; and

•                  incur liens.

The credit agreement and indenture also contain customary events of default and the credit agreement contains customary affirmative covenants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.

By:	/s/ Graeme Halder
	Name:	Graeme Halder
	Title:	Director and Chief Financial Officer

Date: July 14, 2015